                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 5)*

                            G-III Apparel Group, Ltd.
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                         (Title of Class of Securities)

                                   36237 H 101
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


------------------------------                                                  ----------------------------------
CUSIP No. 36237 H 101                                      13G                  Page  2  of   5   Pages
                                                                                     ---    -----
-------------------------------                                                 ----------------------------------

   1    NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Morris Goldfarb

-------------------------------------------------------------------------------------------------------------------

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                             (a) [_]
                                             (b) [_]

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   3    SEC USE ONLY

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   4    CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
-------------------------------------------------------------------------------------------------------------------

                              5     SOLE VOTING POWER
         NUMBER OF
          SHARES                    2,451,676 shares of Common Stock, par value $.01
       BENEFICIALLY       -----------------------------------------------------------------------------------------
         OWNED BY             6     SHARED VOTING POWER
           EACH
         REPORTING                  260,000 shares of Common Stock, par value $.01
          PERSON          -----------------------------------------------------------------------------------------
           WITH               7     SOLE DISPOSITIVE POWER

                                    2,451,676 shares of Common Stock, par value $.01
                          -----------------------------------------------------------------------------------------
                              8     SHARED DISPOSITIVE POWER

                                    260,000 shares of Common Stock, par value $.01

-------------------------------------------------------------------------------------------------------------------

9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON 2,711,676 shares which includes (i) 384,250 shares which may be acquired within 60 days upon the exercise of options, (ii) 130,000 shares held in a trust, of which the reporting person's spouse is one of two trustees with shared voting and dispositive power, for the benefit of the reporting person's daughter, (iii) 130,000 shares held in a trust, of which the reporting person's spouse is one of two trustees with shared voting and dispositive power, for the benefit of the reporting person's son, and (iv)
          19,889 shares owned by the reporting person's son, who shares the reporting person's household.

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10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES*                        [ ]

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11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                40.4%

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12        TYPE OF REPORTING PERSON*
          IN

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                                       *SEE INSTRUCTION BEFORE FILLING OUT!

     This Schedule 13-G reflects a statement of beneficial ownership of securities of the reporting person as of December 31, 1998.



Item 1(a)         Name of Issuer:
                  ---------------

                  G-III Apparel Group, Ltd.

Item 1(b)         Address of Issuer's Principal Executive Offices:
                  ------------------------------------------------

                  512 Seventh Avenue
                  New York, New York  10018

Item 2(a)         Name of Person Filing:
                  ----------------------

                  See Item 1 of the cover page attached hereto

Item 2(b)         Address of Principal Business Office,
                  or if none, Residence:
                  -------------------------------------

                  c/o      G-III Apparel Group, Ltd.
                           512 Seventh Avenue
                           New York, New York  10018

Item 2(c)         Citizenship:
                  ------------

                  See Item 4 of the cover page attached hereto

Item 2(d)         Title of Class of Securities:
                  -----------------------------

                  Common Stock, par value $.01

Item 2(e)         CUSIP Number:
                  -------------

                  36237 H 101

Item 3            Identity of Reporting Person
                  ----------------------------

                           Not Applicable

Item 4            Ownership:
                  ----------

                  (a)      Amount beneficially owned:
                           See Item 9 of the cover page attached hereto which
                           includes (i) 384,250 shares which may be acquired within
                           60 days upon the exercise of options, (ii) 130,000 shares
                           held in a trust, of which the reporting person's spouse
                           is one of two trustees with shared voting and dispositive power, for the benefit of the reporting person's daughter, (iii) 130,000 shares held in a trust, of which the reporting person's spouse is one of two trustees with shared voting and dispositive power, for the benefit of the reporting person's son, and (iv) 19,889 shares owned by the reporting person's son, who shares the reporting  person's household.





                  (b)      Percent of Class:

                           See Item 11 of the cover page attached hereto.

                  (c)      Number of Shares Beneficially Owned by Reporting Person
                           -------------------------------------------------------

                           (i)      sole voting power: 2,451,676 shares of Common Stock, par value
                                    $.01.

                           (ii)     shared voting power: 260,000 shares of Common Stock, par value
                                    $.01

                           (iii) sole dispositive power: 2,451,676 shares of Common Stock, par value $.01.

                           (iv)     shared dispositive power: 260,000 shares of Common Stock, par value
                                    $.01.

Item 5            Ownership of Five Percent or Less of a Class:
                  --------------------------------------------

                           Not Applicable

Item 6            Ownership of More than Five Percent on Behalf of Another Person:
                  ---------------------------------------------------------------

                           Not Applicable

Item 7            Identification and Classification of the Subsidiary Which
                  Acquired the Security Being Reported on By the Parent Holding
                  Company:
                  ---------------------------------------------------------------
                           Not Applicable

Item 8            Identification and Classification of Members of the Group:
                  ---------------------------------------------------------

                           Not Applicable

Item 9            Notice of Dissolution of Group:
                  ------------------------------

                           Not Applicable

Item 10           Certification:
                  --------------

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 8, 1999


                                                      /s/ Morris Goldfarb
                                                      -------------------
                                                      MORRIS GOLDFARB